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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                            SEC File Number: 0-24696

                             CUSIP Number: 63007M102


(Check One):  |X|  Form 10-K and Form 10-KSB   |_| Form 11-K     |_|  Form 20-F
              |_|  Form 10-Q and Form 10-QSB   |_|  Form N-SAR

          For Period Ended:                  December 31, 2004
                           ----------------------------------------------------

              |_|  Transition Report on Form 10-K and Form 10-KSB
              |_|  Transition Report on Form 20-F
              |_|  Transition Report on Form 11-K
              |_|  Transition Report on Form 10-Q and Form 10-QSB
              |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:
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      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Nanobac Pharmaceuticals, Incorporated
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Full name of registrant

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Former name if applicable


2727 West Martin Luther King Blvd., Suite 850
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Address of principal executive office (Street and Number)


Tampa, Florida 33607
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City, state and zip code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof
|X| will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Nanobac Pharmaceuticals, Incorporated (the "Company") will not file its Annual Report on Form 10-KSB for the year ended December 31, 2004 (the "2004 10-KSB") with the Securities and Exchange Commission (the "Commission") on a timely basis because the Company's auditors are awaiting a report from an independent valuation firm on certain 2004 equity transactions in order to complete the audit. In addition, the Company needs additional time to compile information related to required financial statement disclosures.

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

       John S. Stanton               813                      224-2241
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           (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Section III of Form 10-KSB for the year ended December 31, 2003 has not been filed. Section III will be included in Form 10-KSB for the year ended December 31, 2004

                                                               |_| Yes |X| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the year ended December 31, 2004, the Company's net loss was approximately $9 million in comparison to a net loss of approximately $4 million for the year ended December 31, 2003.


                      Nanobac Pharmaceuticals, Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   March 31, 2004           By:   /s/ John S. Stanton
        -------------------------      ----------------------------------------
                                       John S. Stanton, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.